Exhibit 99.1

NORTHSTAR REALTY FINANCE

ANNOUNCES THIRD QUARTER 2014 RESULTS

Third Quarter 2014 Highlights

•                  Cash available for distribution (“CAD”) of $0.43 per share.

•                  Third quarter 2014 cash dividend of $0.40 per common share.

•                  Closed $1.9 billion of investments in the third quarter 2014.

•                  Closed two corporate credit facilities with an aggregate commitment of up to $1.0 billion.

NEW YORK, NY, November 6, 2014 - NorthStar Realty Finance Corp. (NYSE: NRF) today announced its results for the third quarter ended September 30, 2014.

Third Quarter 2014 Results

NorthStar Realty reported CAD for the third quarter 2014 of $86.1 million, or $0.43 per share for the third quarter 2014. Net (loss) to common stockholders for the third quarter 2014 was $(46.5) million, or $(0.23) per diluted share. For more information and a reconciliation of CAD to net income (loss) to common stockholders, please refer to the tables on the following pages.

David T. Hamamoto, chairman and chief executive officer, commented, “We are pleased to report strong earnings growth across our diversified commercial real estate assets and are looking forward to earnings contributions from our recently announced hotel acquisitions, real estate private equity investments and the Griffin-American acquisition which is expected to close in early December.  In addition to these transactions, we have closed on our first European investment and have built a large pipeline of high quality European assets that provide solid current cash flow and, in our view, potential for substantial capital appreciation. NorthStar Realty is exceptionally well positioned for the future and we remain committed to exploring all alternatives for creating shareholder value.”

Third Quarter 2014 Investments

Healthcare Real Estate

•                  Entered into an agreement to acquire $4 billion diversified healthcare REIT, Griffin-American Healthcare REIT II, Inc. (“Griffin-American”), comprised predominantly of medical office buildings (43%) and senior housing facilities (30%) in the United States and the United Kingdom.

Hotel Real Estate

•                  Acquired a $683 million hotel portfolio consisting of 40 premium branded select service hotels with approximately 5,800 rooms. NorthStar Realty expects to earn an initial current yield of approximately 18% on its $173 million of invested equity.

•                  Acquired a $266 million hotel portfolio consisting of 20 premium branded select service hotels with approximately 1,900 rooms located predominantly in Texas and California. NorthStar Realty contributed $52 million of equity for a 98% ownership interest and expects to earn an initial current yield of approximately 18% on its invested equity.

•                  Committed to acquire a $1.1 billion hotel portfolio consisting of 48 upscale extended stay hotels and premium branded select service hotels with approximately 6,400 rooms. NorthStar Realty will contribute approximately $245 million of equity for a 90% ownership interest and expects to earn an initial current yield of approximately 15% on its invested equity.

Net Lease

•                  Completed the investment of $164 million of preferred and common equity in a $404 million industrial portfolio that is 100% net leased. NorthStar Realty expects to earn an initial current yield of approximately 12% on its invested equity.

Europe

•                  Acquired a $100 million multi-tenant office property located southwest of London. The property is 98% leased to 17 tenants. NorthStar Realty expects to earn an initial current yield of approximately 12% on its $30 million of invested equity, net of expected mortgage financing.

Opportunistic Real Estate Investments

•                  Invested $380 million to acquire limited partnership interests in real estate private equity funds with an initial aggregate reported net asset value of $416 million. NorthStar Realty expects to earn an initial current yield of approximately 16% on its invested equity.

•                  Acquired a $39 million portfolio of four primarily office properties located in Denver and Boulder, Colorado. NorthStar Realty expects to earn an initial current yield of approximately 12% on its $15 million of invested equity, net of expected mortgage financing.

•                  Subsequent to the third quarter, acquired an $18 million office property located in Austin, Texas. NorthStar Realty expects to earn an initial current yield of approximately 12% on its $7 million of invested equity, net of expected mortgage financing.

Debt Investments

•                  Invested $30 million in a primarily debt and preferred equity corporate investment expected to generate an initial current yield of approximately 13% on invested equity.

NorthStar Realty Total Assets

•                  Assets as of September 30, 2014 totaled approximately $16.4 billion, including assets of deconsolidated CDOs and investments that NorthStar Realty acquired or is in contract to acquire subsequent to the third quarter 2014.

•                  Approximately 79% of the $16.4 billion of total assets are comprised of direct and indirect ownership interests in real estate.

Supplemental Disclosure

•                  Please refer to the supplemental presentation posted on NorthStar Realty’s website, www.nrfc.com, which provides substantial additional details regarding NorthStar Realty’s assets.

Liquidity, Financing and Capital Markets Highlights

Common equity

•                  In September 2014, NorthStar Realty issued 15 million shares of its common stock, at a public offering price of $18.40 per share and received net proceeds of $269 million. In connection with the offering, NorthStar Realty entered into a forward sale agreement with an affiliate of Deutsche Bank Securities Inc. (the “Forward Purchaser”), under which the Forward Purchaser sold 30 million shares of NorthStar Realty’s common stock.

•                  Subsequent to the third quarter 2014, NorthStar Realty issued 5.3 million shares of its common stock through the forward sale agreement and received net proceeds of $94 million.

•                  During the third quarter 2014, NorthStar Realty issued 12.6 million shares of common stock in connection with the exchange of $113 million principal amount of 5.375% notes and issued 0.5 million shares of common stock in connection with the exchange of $2.8 million principal amount of 8.875% notes.

•                  Subsequent to the third quarter 2014, NorthStar Realty issued 1.2 million shares of common stock in connection with the exchange of $10.2 million principal amount of 5.375% notes.

Credit facilities

•                  During the third quarter 2014, NorthStar Realty entered into a $500 million revolving corporate credit facility with Deutsche Bank Securities Inc. as the sole lead arranger and sole bookrunner and certain other commercial bank lenders (the “Revolving Credit Facility”).  The Revolving Credit Facility has a three year term and an interest rate of LIBOR plus 3.50%.  As of November 5, 2014, NorthStar Realty has $425 million outstanding on the Revolving Credit Facility.

•                  During the third quarter 2014, NorthStar Realty entered into a Facility Agreement (the “Facility Agreement”) with UBS AG, Stamford Branch (“UBS”), with respect to the establishment of term loans (“Borrowings”) to be made by UBS to NorthStar Realty with an aggregate principal amount of up to $500 million.  During the third quarter 2014, NorthStar Realty and UBS, as administrative agent and lender, entered into a credit agreement providing for an initial Borrowing under the Facility Agreement for three years with a principal amount of $275 million and fixed interest rate of 4.60%.

Liquidity as of 11/04/14

$ in millions

Unrestricted Cash	$167
Undrawn Corporate Revolving Credit Facility	75
Undrawn Corporate Term Facility (1)	225
Remaining Forward Equity Proceeds	432
Expected Mortgage Proceeds	178
Total Potential Liquidity	$1,077

(1) Amount subject to entering into additional term loans under the terms of the UBS facility.

Stockholders’ Equity

Common shares, deferred LTIPs and RSUs not subject to performance hurdles, outstanding

Amounts in millions

Weighted average for Q3’14	202.1

Total outstanding as of 9/30/14	218.4
Exchangeable note conversions subsequent to 9/30/14	1.2
Common shares from forward sale agreement subsequent to 9/30/14	5.3
Total outstanding as of 11/04/14	224.9

Potential Additional Shares

Common shares underlying remaining exchangeable notes	3.8
Common shares remaining subject to forward sale agreement	24.7
Griffin-American Acquisition(1)	54.6 - 68.8
Grand Total	308.0 - 322.2

(1) Amounts represent minimum/maximum of collar to be determined based on ten-day average stock price at time of closing.

Earnings Conference Call

NorthStar Realty will hold a conference call to discuss third quarter 2014 financial results on November 6, 2014, at 9:00 a.m. Eastern time.  Hosting the call will be David Hamamoto, chairman and chief executive officer; Albert Tylis, president; Daniel Gilbert, chief investment and operating officer; and Debra Hess, chief financial officer.

The call will be webcast live over the Internet from NorthStar Realty’s website, www.nrfc.com, and will be archived on the Company’s website.  The call can also be accessed live over the phone by dialing 888-427-9376, or for international callers, by dialing 719-325-2464, and using passcode 2627278.

A replay of the call will be available two hours after the call through 12:00 p.m. eastern on Thursday, November 13, 2014 by dialing 888-203-1112 or, for international callers, 719-457-0820, using pass code 2627278.

About NorthStar Realty Finance Corp.

NorthStar Realty Finance Corp. is a diversified commercial real estate company that is organized as a REIT.  NorthStar Realty is managed by an affiliate of NorthStar Asset Management Group Inc. (NYSE: NSAM), a global asset management firm. For more information about NorthStar Realty Finance Corp., please visit www.nrfc.com.

NorthStar Realty Finance Corp.

Consolidated Statements of Operations (Unaudited)

($ in thousands, except share and per share data)

	Three Months Ended September 30,
	2014 (1)	2013 (1)

Property and other revenues
Rental and escalation income	$86,915	$71,949
Hotel related income	79,194	—
Resident fee income	25,027	—
Other revenue	3,189	1,346
Total property and other revenues	194,325	73,295
Net interest income
Interest income	80,915	75,141
Interest expense on debt and securities	2,979	10,132
Net interest income on debt and securities	77,936	65,009

Expenses
Management fee, related party	39,363	—
Other interest expense	59,923	41,270
Real estate properties — operating expenses	95,061	23,943
Other expenses	520	1,085
Transaction costs	44,410	298
Provision for (reversal of) loan losses, net	—	(11,122)
General and administrative expenses
Salaries expense	3,160	10,286
Equity-based compensation(2)	8,478	2,414
Other general and administrative expenses	2,821	3,881
Total general and administrative expenses	14,459	16,581
Depreciation and amortization	51,775	33,577
Total expenses	305,511	105,632
Income (loss) from operations	(33,250)	32,672
Equity in earnings (losses) of unconsolidated ventures	38,234	31,013
Unrealized gain (loss) on investments and other	(15,377)	18,791
Realized gain (loss) on investments and other	(15,938)	28,341
Gain (loss) from deconsolidation of N-Star CDOs	—	(254,206)
Income (loss) from continuing operations	(26,331)	(143,389)
Income (loss) from discontinued operations(2)(3)	(278)	1,640
Net income (loss)	(26,609)	(141,749)
Net (income) loss attributable to non-controlling interests	1,144	6,313
Preferred stock dividends	(21,060)	(15,591)
Net income (loss) attributable to NorthStar Realty Finance Corp. common stockholders	$(46,525)	$(151,027)

Earnings (loss) per share:
Income (loss) per share from continuing operations (basic)	$(0.23)	$(1.37)
Income (loss) per share from discontinued operations (basic)	—	0.01
Basic	$(0.23)	$(1.36)
Diluted	$(0.23)	$(1.36)

Weighted average number of shares:(4)
Basic	200,426,890	111,103,046
Diluted	200,426,890	115,734,622

Dividends declared per share of common stock(4)(5)	$0.40	$0.42

(1)         The consolidated financial statements for the three months ended September 30, 2014 represent NorthStar Realty’s results of operations subsequent to the spin-off of NorthStar Realty’s historical asset management business. Periods prior to June 30, 2014 present a carve-out of NorthStar Realty’s historical financial information including revenues and expenses allocated to NSAM related to NorthStar Realty’s historical asset management business and reported amounts in discontinued operations. As a result, results of operations for the three months ended September 30, 2014 may not be comparative to NorthStar Realty’s results of operations reported for the prior period presented.

(2)         The three months ended September 30, 2013 includes $1.0 million of equity-based compensation recorded in discontinued operations. There is no equity-based compensation recorded in discontinued operations for the three months ended September 30, 2014.

(3)         For the three months ended September 30, 2013, primarily relates to the operations of NSAM prior to the spin-off on June 30, 2014.

(4)         Adjusted for the one-for-two reverse stock split completed on June 30, 2014.

(5)         The dividend per share for the third quarter 2014 represents the first dividend declared subsequent to the spin-off of NSAM.

NorthStar Realty Finance Corp.

Consolidated Balance Sheets

($ in thousands, except share data)

	September 30,
	2014	December 31,
	(Unaudited)	2013

Assets
Cash and cash equivalents	$190,891	$635,990
Restricted cash	312,234	166,487
Operating real estate, net	5,591,895	2,370,183
Real estate debt investments, net	1,144,356	1,031,078
Real estate debt investments, held for sale	15,223	—
Investments in private equity funds, at fair value	851,073	586,018
Investments in and advances to unconsolidated ventures	213,139	142,340
Real estate securities, available for sale	911,060	1,052,320
Receivables, net	51,371	59,895
Receivables, related parties	1,524	25,262
Unbilled rent receivable, net	11,077	15,006
Derivative assets, at fair value	2,540	3,469
Deferred costs and intangible assets, net	326,936	96,886
Assets of properties held for sale	51,648	30,063
Other assets	198,564	145,053
Total assets(1)	$9,873,531	$6,360,050

Liabilities
Mortgage and other notes payable	$4,453,206	$2,113,334
CDO bonds payable, at fair value	391,939	384,183
Securitization bonds payable	61,531	82,340
Credit facilities	822,588	70,038
Exchangeable senior notes	50,715	490,973
Junior subordinated notes, at fair value	219,253	201,203
Accounts payable and accrued expenses	138,740	74,547
Due to related party	40,518	—
Escrow deposits payable	92,844	90,929
Derivative liabilities, at fair value	20,398	52,204
Liabilities of properties held for sale	28,962	28,962
Other liabilities	311,418	73,874
Total liabilities(2)	6,632,112	3,662,587

Commitments and contingencies
Equity
NorthStar Realty Finance Corp. Stockholders’ Equity
Preferred stock, $986,640 and $736,640 aggregate liquidation preference as of September 30, 2014 and December 31, 2013, respectively	939,118	697,352
Common stock, $0.01 par value, 500,000,000 shares authorized, 216,704,983 and 154,403,414 shares issued and outstanding as of September 30, 2014 and December 31, 2013, respectively	2,167	1,544
Additional paid-in capital	3,334,811	2,649,450
Retained earnings (accumulated deficit)	(1,216,223)	(685,936)
Accumulated other comprehensive income (loss)	60,025	(4,334)
Total NorthStar Realty Finance Corp. stockholders’ equity	3,119,898	2,658,076
Non-controlling interests	121,521	39,387
Total equity	3,241,419	2,697,463
Total liabilities and equity	$9,873,531	$6,360,050

(1) Assets of consolidated VIEs included in the total assets above:
Restricted cash	$23,512	$24,411
Operating real estate, net	4,869	4,945
Real estate debt investments, net	25,635	44,298
Real estate securities, available for sale	459,061	644,015
Receivables	2,635	4,476
Other assets	566	269
Total assets of consolidated VIEs	$516,278	$722,414

(2) Liabilities of consolidated VIEs included in the total liabilities above:
CDO bonds payable	$391,939	$384,183
Accounts payable and accrued expenses	1,630	2,686
Derivative liabilities, at fair value	20,217	52,204
Other liabilities	2,100	2,993
Total liabilities of consolidated VIEs	$415,886	$442,066

Non-GAAP Financial Measure

Included in this press release is Cash Available for Distribution, or CAD, a certain “non-GAAP financial measure”, which measures NorthStar Realty’s historical or future financial performance that is different from measures calculated and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, within the meaning of the applicable Securities and Exchange Commission, or SEC, rules.  NorthStar Realty believes this metric can be a useful measure of its performance which is further defined below.

Cash Available for Distribution (CAD)

We believe that CAD provides investors and management with a meaningful indicator of operating performance. Management also uses CAD, among other measures, to evaluate profitability. We also believe that CAD is useful because it adjusts for a variety of cash (such as transaction costs and cash flow related to N-Star CDO equity interests) and non-cash items (such as depreciation and amortization, equity-based compensation, realized gain (loss) on investments, provision for loan losses, net and non-cash interest income and expense items). We adjust for transaction costs because these costs are not a meaningful indicator of our recurring operating performance.  For instance, these transaction costs represent costs such as professional fees associated with new investments, which are non-recurring expenses related to specific transactions.  We also adjust for the cash flow related to N-Star CDO equity interests which represents the net interest generated from the N-Star CDO equity interests.  This net interest is a component of our ongoing return on its investment, and therefore, is adjusted in CAD as it provides investors and management with a meaningful indicator of our recurring operating performance.  Furthermore, CAD adjusts N-Star CDO bond discounts to record such investments on an effective yield basis over the expected weighted average life of the investment.  N-Star CDO bond discounts relates to repurchased CDO bonds of consolidated CDO financing transactions at a discount to par. These CDO bonds typically have a low interest rate and the majority of the return is generated from repurchasing the CDO bonds at a discount to expected recovery value.  Because the return generated through the accretion of the discount is a meaningful contributor to our recurring operating performance, such accretion is adjusted in CAD.  The computation for the accretion of the discount under U.S. GAAP and CAD is the same.  However, for CDO financing transactions that are consolidated under U.S. GAAP, the CDO bonds are not presented as an investment but rather are eliminated in our consolidated financial statements. In addition, we adjust for distributions to joint venture partners which represents the net return generated from our investments allocated to our non-controlling interests. CAD may fluctuate from period to period based upon a variety of factors, including, but not limited to, the timing and amount of investments, repayments and asset sales, capital raised, use of leverage, changes in the expected yield of investments and the overall conditions in commercial real estate and the economy generally. Management also believes that quarterly distributions are principally based on operating performance and our board of directors includes CAD as one of several metrics it reviews to determine quarterly distributions to stockholders.

We calculate CAD by subtracting from or adding to net income (loss) attributable to common stockholders, non-controlling interests attributable to the Operating Partnership and the following items: depreciation and amortization items including depreciation and amortization, straight-line rental income or expense, amortization of above/below market leases, amortization of deferred financing costs, amortization of discount on financings and other and equity-based compensation; cash flow related to N-Star CDO equity interests; accretion of consolidated N-Star CDO bond discounts; non-cash net interest income in consolidated N-Star CDOs; unrealized gain (loss) from the change in fair value; realized gain (loss) on investments and other, excluding accelerated amortization related to sales of CDO bonds or other investments; provision for loan losses, net; impairment on depreciable property; acquisition gains or losses; distributions to joint venture partners; transaction costs; foreign currency gains (losses); impairment on goodwill and other intangible assets; gains (losses) on sales; and one-time events pursuant to changes in U.S. GAAP and certain other non-recurring items.  For example, CAD has been adjusted to exclude non-recurring gain (loss) from deconsolidation of certain N-Star CDOs.  These items, if applicable, include any adjustments for unconsolidated ventures.

CAD should not be considered as an alternative to net income (loss), determined in accordance with U.S. GAAP, as an indicator of operating performance.  In addition, our methodology for calculating CAD may differ from the methodologies used by other comparable companies, including other REITs, when calculating the same or similar supplemental financial measures and may not be comparable with these companies.

NorthStar Realty urges investors to carefully review the U.S. GAAP financial information included as part of the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and quarterly earnings releases.

The following table presents a reconciliation of CAD to net income (loss) attributable to common stockholders for the three months ended September 30, 2014 (dollars in thousands):

Reconciliation of Cash Available for Distribution

(Amount in thousands except per share data)

Three Months Ended
September 30, 2014

Net income (loss) attributable to common stockholders	$(46,525)

Adjustments:
Depreciation and amortization items(1)	64,329
N-Star CDO bond discounts(2)	1,359
Non-cash net interest income in consolidated N-Star CDOs	(12,024)
Unrealized (gain) loss from fair value adjustments	12,117
Realized (gain) loss on investments(3)	20,540
Distributions to joint venture partners	(2,047)
Other (4)	48,392

CAD	$86,141

CAD per share (5)	$0.43

(1)         The three months ended September 30, 2014 includes depreciation and amortization of $52.2 million including $0.5 million related to unconsolidated ventures, straight-line rental income of $(2.3) million, amortization of above/below market leases of $(0.7) million, amortization of deferred financing costs of $5.4 million, amortization of discount on financings and other of $1.2 million and amortization of equity based compensation of $8.5 million.

(2)         For CAD, realized discounts on CDO bonds are accreted on an effective yield basis based on expected maturity. For CDOs that were deconsolidated, CDO bond accretion is included in net income attributable to common stockholders from the date of deconsolidation.

(3)         The three months ended September 30, 2014 includes $(21.1) million of non-cash loss from extinguishment and exchange of debt.

(4)         The three months ended September 30, 2014 includes transaction costs in connection with real estate related acquisitions and restructurings of $44.4 million and $4.0 million of cash flow related to N-Star CDO equity interests.

(5)         CAD per share does not take into account any potential dilution from our outstanding exchangeable notes or restricted stock units subject to performance metrics not currently achieved.

Safe Harbor Statement

This press release contains certain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward looking statements are generally identifiable by use of forward looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “seek,” “anticipate,” “estimate,” “believe,” “could,” “project,” “predict,” “hypothetical,” “continue,” “future” or other similar words or expressions. Forward looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward looking information. Such statements include, but are not limited to, adverse economic conditions and the impact on the commercial real estate industry; access to debt and equity capital and our liquidity; our use of leverage; our ability to obtain mortgage financing on our real estate portfolio; the affect of economic conditions on the valuations of our investments; the resulting effects of becoming an externally managed company, including the payment of substantial fees to our manager, the allocation of investments by our manager among us and our manager’s other managed companies, and various conflicts of interest in our relationship with NSAM; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with Griffin-American; the inability to complete the merger or failure to satisfy other conditions to completion of the merger with Griffin-American; the inability to complete the merger within the expected time period or at all, including due to the failure to obtain the Griffin-American stockholder approval, the approval of our stockholders or the failure to satisfy other conditions to completion of the merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on our or Griffin-American’s relationships with their respective customers, tenants, lenders, operating results and businesses generally; the scalability of our investment platform, in particular, the healthcare real estate portfolio; the performance of Griffin-American’s portfolio and our healthcare real estate portfolio generally; the projected net operating income of our portfolio and Griffin-American’s portfolio and associated cap rate, including the ability to achieve the growth, obtain the lease payments and step ups in contractual lease payments, and maintain dividend payments, at current or anticipated levels, or at all; our ability to finance the proposed merger ; our ability to close on our recent commitments to acquire real estate investments and engage in joint venture transactions on the terms contemplated or at all; the timing and amount of borrowings under our revolving credit facility and facility agreement; our ability to comply with the various affirmative and negative covenants, including the financial covenants, required by our revolving credit facility and facility agreement; the anticipated strength and growth of our business; our liquidity and financial flexibility; the availability of, and ability to consummate investment opportunities funded by, borrowings from our revolving credit facility and facility agreement; our ability to realize the benefits of our relationship with our strategic and joint venture partners; our ability to source and consummate attractive investment opportunities, both domestically and internationally; whether we will realize any potential upside in our limited partnership interest in real estate private equity funds or any appreciation above our original cost basis of our real estate portfolio; performance of our investments relative to our expectations and the impact on our actual return on invested equity, as well as the cash generated from these investments and available for distribution; whether we will produce higher CAD per share in the coming quarters, or ever; the impact of economic conditions on the borrowers of the commercial real estate debt we originate and acquire the commercial mortgage loans underlying the commercial mortgage backed securities in which we invest, as well as on the tenants/operators of our real property that we own; our ability to realize the value of the bonds we have purchased and retained in our CDO financing transactions and other securitized financing transactions and our ability to complete securitized financing transactions on terms that are acceptable to us, or at all; our ability to meet various coverage tests with respect to our CDOs; our ability to realize current and expected return over the life of our investments; any failure in our due diligence to identify all relevant facts in our underwriting process or otherwise; credit rating downgrades; tenant/operator or borrower defaults or bankruptcy; illiquidity of properties in our portfolio; our ability to manage our costs in line with our expectations and the impact on our cash available for distribution; environmental compliance costs and liabilities; effect of regulatory actions, litigation and contractual claims against us and our affiliates, including the potential settlement and litigation of such claims; competition for investment opportunities; regulatory requirements with respect to our business and the related cost of compliance; changes in laws or regulations governing various aspects of our business; the loss of our exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended; competition for qualified personnel and our ability to retain key personnel; failure to maintain effective internal controls; compliance with the rules governing real estate investment trusts; and the factors described in Item 1A. of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, each under the heading “Risk Factors.”

The foregoing list of factors is not exhaustive. All forward looking statements included in this press release are based upon information available to us on the date hereof and we are under no duty to update any of the forward looking statements after the date of this report to conform these statements to actual results.

Factors that could have a material adverse effect on our operations and future prospects are set forth in “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014. The factors set forth in the Risk Factors section and otherwise described in our filings with United States Securities and Exchange Commission could cause our actual results to differ significantly from those contained in any forward looking statement contained in this press release.

Contact:

Investor Relations

Joe Calabrese

(212) 827-3772